Exhibit 99.12

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

May 31, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 59,061,994

WESTERN WIND ENERGY QUARTER 1 2011 RESULTS

Western Wind Energy Corp. (TSX.V - “WND”) (the “Company”) announced today, its consolidated financial results for the interim period ended March 31, 2011.

Highlights for Quarter 1 2011

  The Company signed a 20-year fixed price power purchase agreement with the Puerto Rico Electric Power Authority (“PREPA”) for a 30 MW solar project in Yabucoa, Puerto Rico.

  Construction on both our Kingman and Windstar Wind Farms are going well and both projects are on budget and close to schedule. Initial operations are expected to commence in quarters three and four 2011, respectively.

  The Company engaged Rabobank as its exclusive financial advisor to provide financial advisory services in connection with the potential placement of tax equity and debt financing for the Yabucoa project. The Company intends to close the financing by the fourth quarter of 2011 and begin construction before the end of 2011 with the intention of qualifying the project for the US
  Federal Government’s 30% cash grant.

  Effective January 1, 2011, the Company reports under US Generally Accepted Accounting Principles (“US GAAP”) and in US dollars.

Quarter 1 2011 Results

The Company generated a loss of $398,098 for the three months ended March 31, 2011 compared to a loss of $1,037,526 for the three months ended March 31, 2010. Basic and diluted loss per share was ($.01) per share for the three months ended March 31, 2010 compared to a loss of ($.02) per share for the three months ended March 31, 2010.

Energy Sales
For the three months ended March 31, 2011, the Company’s Mesa and Windridge wind farm sales were $511,350 compared to $491,140 for the three months ended March 31, 2010. The increase in energy sales was primarily due to a 38% increase in energy production partially offset by a 25% decrease in price due to lower natural gas prices. The increase in energy production was due to a slightly higher than normal wind year during quarter 1 2011 (2% above the 10 year average) compared to a low wind year in quarter 1 2010 (26% below the 10 year average).

Operating Expenses
For the three months ended March 31, 2011, the Company incurred $2,153,164 in continuous operating expenses compared to $1,675,230 for the three months ended March 31, 2011. The increase in continuous operating expenses primarily related to an increase of $333,338 in general and administrative expenses and an increase of $103,065 in interest on loans payable.

The Company’s general and adminstrative expense increased primarily related to an increase in stock based compensation expense related to the issuance of 3,100,000 options to the Company’s contractors, employees and directors in December 2010 and additional professional fees, salary and consulting fees required to accommodate the additonal work load relating to the construction of our Windstar and Kingman wind farms.

The Company’s interest expense increased relating to new corporate debt received in December 2010.

Mark to market gain (loss) on Canadian dollar warrants
For the three months ended March 31, 2011, the Company recorded $834,472 in mark to market gain (loss) on Canadian dollar warrants compared to $NIL for the three months ended March 31, 2010. The gain is reported in the statement of operations in accordance with US GAAP which was adopted by the Company as of January 1, 2011.

Income Tax Recovery
For the three months ended March 31, 2011, the Company incurred a income tax recovery of $404,533 for the three months ended March 31, 2011, up from $123,716 for the three months ended March 31, 2010. The increase was directly related to an increase in non-capital loss carry forwards during the quarter that are now being recognized as a deferred income tax asset (“DITA”).

CHANGE IN FUNCTIONAL CURRENCY

Due to the successful completion of its construction financings obtained in 2010 for its 120MW Windstar and 10.5MW Kingman Wind Farms the Company changed its functional currency to US dollars effective December 31, 2010 to reflect the Company’s primary economic environment and operating currency.

Susbequent to the release of our annual consolidated financial statements for the year ending December 31, 2010 the Company identified a disclosure difficiency in its annual consolidated financial statements relating to the change in functional currency. The previously released annual consolidated financial statements for the year ending December 31, 2010 complied with all of the disclosure requirements of Canadian Generally Accepted Accounting Principles (“GAAP”), however Note 24 to the annual consolidated financial statements related to the reconciliation of Canadian and United States generally accepted accounting principles (“US GAAP”) did not contain the necessary disclosure relating to “Share Purchase Warrants.”

Under GAAP, all of the Company’s outstanding share purchase warrants should be classified and accounted for as equity on the Company’s financial statements. Under US GAAP, in accordance with ASC 815, Derivatives and Hedging, all share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability and measured at fair value. As a result, the Company has restated its December 31, 2010 US GAAP retained deficit to reflect the mark to market impact related to the fair value of these warrants as disclosed in note 24 by increasing the deficit by $1,417,702. Basic and diluted earnings per share remain unchanged as previously reported. The Company is releasing the restated annual consolidated financial statements concurrenlty with its interim consolidated financial statements for the period ending March 31, 2011. The March 31, 2011 interim consolidated financial statements contain a mark to market fair value warrant gain of $834,472, partially off setting the retained deficit adjustment reported as at December 31, 2010. This adjustment has no impact on the cash flow of the Company.

About Western Wind

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165 MW of net rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.